Enbridge Inc. 3000 Fifth Avenue Place 425 – 1st Street S.W. Calgary, AB T2P 3L8 Canada www.enbridge.com	Stephen J. Wuori Executive Vice President, Chief Financial Officer & Corporate Development Tel: 403 231- 5727 Fax: 403 231- 5783 steve.wuori@enbridge.com
November 27, 2006
Ms. April Sifford, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., mail stop 7010
Washington, D.C. 20549
Re:	Enbridge Inc. – Form 40-F for the Fiscal Year Ended December 31, 2005 File No. 001- 15254
Dear Ms. Sifford:
We have received your comment letter dated November 6, 2006 and have carefully considered each issue as noted in the responses that follow. We have also amended our filing as necessary.
For ease of reference we have reproduced your comments in italics prior to each response.
Exhibit 99.4
1)	Please amend your filing to include the audit opinion issued by PricewaterhouseCoopers LLP dated February 1, 2006 on your financial statements as of December 31, 2005 and 2004 and for the three years ended December 31, 2005.
We will comply. It appears certain pages, including the audit opinion as well as the final two pages of the financial statements, were inadvertently excluded from the filing. We have reviewed our process and procedures for EDGAR filings and have made necessary improvements to ensure an omission of this nature is not repeated. The audit opinion is, of course, contained in the Company’s Annual Report which was provided to shareholders.
Basis of Presentation, page 4
2.	We note your financial statements for the year ended December 31, 2004 includes 15 months of results for Enbridge Gas Distribution Inc. and other gas distribution subsidiaries due to a change in fiscal year end from

November 27, 2006
September 30, to December 31. Generally the staff does not permit more than 12 months of operations to be included in consolidated statements. Please revise your financial statements and related disclosures to include only 12 months of activity within each fiscal year presented.
The consolidated financial statements for the year ended December 31, 2004 include 15 months of results for Enbridge Gas Distribution (EGD), a significant subsidiary, and several minor subsidiaries. This one time procedure and financial statement presentation resulted from EGD’s decision in 2004 to change its fiscal year end from September 30 to December 31. From 1994 to 2004, the Company consolidated EGD on a one quarter lag basis where the results of EGD for the 12 months from October 1 to September 30 were consolidated with the results of the Company for the 12 months from January 1 to December 31. Therefore, the Company’s consolidated financial statements for the year ended December 31, 2003 included EGD’s results for the year ended September 30, 2003. To reflect the change in fiscal period, the Company included EGD’s stub quarter, from October 1, 2003 to December 31, 2003, in fiscal 2004 results. This allowed the Company to commence consolidating the same 12-month period for all subsidiaries (January 1 to December 31) starting in 2005.
For the periods presented, neither Canadian GAAP nor U.S. GAAP explicitly provided guidance on the accounting for a change in the accounting period of a subsidiary to eliminate a lag in consolidation and reporting. However, we do acknowledge that there is a practice in U.S. reporting that generally limits the periods included in the income statement to 12 months. In addition, we are aware that EITF 06-9 has recently been approved by the EITF, is awaiting ratification by the FASB, and addresses the accounting for such changes.
We believe there is an underlying difference between Canadian reporting and U.S. reporting in this area. By analogy, Rule 13a-10 of the Securities Exchange Act of 1934 states that a reporting period cannot exceed 12 months. This contrasts with National Instrument 51-102 4.8(a) issued by the Canadian Securities Administrators (CSA) which states that if a company changes its fiscal year, the maximum length of a transition year cannot exceed 15 months. That is, if there is a change in fiscal year in the U.S., the period reported cannot exceed 12 months while it is acceptable to report a 15 month period in Canada.
In determining how to record and present the change in EGD’s year end, in addition to the guidance provided by the CSA, the Company considered how best to communicate the impact of EGD’s change in year end to readers. Given that EGD is a significant, wholly-owned subsidiary, management believed it was important for the revenues and expenses of EGD to be shown fully gross in our Statements of Earnings. Supplemental disclosure was provided in Footnote 4, Segmented Information, to enable readers to determine the impact of the extra three months on results of operations and remove this impact if they chose. Management also provided extensive disclosure in the annual MD&A and

November 27, 2006
earnings release explaining why the Company was consolidating 15 months of results for these subsidiaries and how this affected the results of operations, again providing readers with the information needed to remove the impact of the extra three months and compare 12 months of results for 2004 with other years. We believe our presentation is acceptable for purposes of Canadian reporting generally and specifically under Canadian GAAP.
In accordance with U.S. GAAP at the time, it appears that the change could have been treated in a manner similar to the cumulative effect of an accounting change. Using this treatment, there would have been no impact on the Company’s net income under U.S. GAAP. In both cases, the 15 months of results would have been included in earnings. We acknowledge that we might have then expanded the disclosure in the U.S. GAAP reconciliation to present amounts for net income before the accounting change, the effect of the accounting change and net income after the accounting change. However, the pertinent information is presented in Note 4 to the financial statements.
Asset Retirement Obligations, page 6
3.	You have disclosed that management expects to recover all retirement costs associated with regulated pipelines through tolls in future periods and such related liabilities would be offset by an asset. It is unclear if you have recorded the appropriate asset retirement obligation and capitalized asset cost in your financial statements presented in accordance with Canadian GAAP. Please tell us how you have accounted for these asset retirement obligations for regulated pipelines. In your response, please also address any differences in accounting under SFAS 143, paragraphs 19-21 of US GAAP and identify where you have accounted for such differences in your US GAAP reconciliation.
While it is correct that we expect to recover all retirement costs associated with our regulated pipelines, this is not the basis of accounting for our asset retirement obligations. We included this information in the accounting policy note as it was deemed useful information to the users of the financial statements. This statement will be removed from any future financial statements and alternatively will be included in management’s discussion and analysis (MD&A).
Management’s basis for not recording asset retirement obligations associated with our regulated pipelines is that it is not possible to make a reasonable estimate of the fair value of the liability due to the long-lived commercial nature, indeterminate timing and scope of the asset retirements, as stated in the accounting policy note. This policy is consistent with paragraph 3 of SFAS 143 and is consistent with the guidance included in FASB Interpretation No. 47. When sufficient information becomes available to reasonably estimate the fair value of the asset retirement obligations, the Company will record the respective entries accordingly.

November 27, 2006
Comparative Amounts, page 8
4.	We note your disclosure of restated prior amounts to reflect a gross presentation of your marketing activities. Please expand your disclosure to provide further detail as to the nature of these activities and identify the Canadian and US GAAP accounting guidance you have relied upon in making this change in presentation.
Management has reclassified the revenue of our crude oil and NGL marketing activities to a gross basis. Management reviewed the presentation and disclosure requirements of CICA HB 1506, and determined that we were not required to identify the accounting standard or guideline relied upon. We would be happy to provide this information to you, for purposes of your review. As required, we provided a description of the nature of the reclassification and the prior period financial statement line items and EPS impacted. Management’s analysis of FASB 154 did not identify any significant CDN to US GAAP disclosure differences. Management’s review of the applicable standards did not reveal a need to add details as to the nature of these activities, which are described in the MD&A.
5.	On a related note, we understand you contract for gas supply with certain customers under buy/sell arrangements. Tell us to what extent the restated amounts to reflect a gross presentation of revenue and costs relate to these arrangements. In your response, please support your accounting for such arrangements under Canadian and US GAAP. Tell us if you expect your presentation of such amounts to change under the guidance of EITF 04-13.
The marketing activities that caused the restatement referred to in your comment four, relate to crude oil and natural gas liquids (NGL) marketing activities only and do not relate to natural gas activities. A complete description of the crude oil and NGL marketing business is included in the MD&A. In summary, this business involves buying, selling and storing crude oil for the purpose of generating a profit. The Company has reviewed all relevant Canadian and United States GAAP, including EIC-123, EITF 99-19 and SAB 101 to determine the appropriate presentation of revenues. Based on the analysis and the nature of the business, it was determined that gross revenue presentation is appropriate.
With respect to natural gas, Enbridge purchases gas supply from various natural gas producers, marketers and others in the business of providing natural gas supply. This natural gas inventory is necessary, especially during months leading up to the seasonally high-demand winter months, to ensure we have sufficient supply to meet the demand for natural gas in our natural gas distribution franchise area. Enbridge provides natural gas distribution service to approximately 1.8 million customers in our Local Distribution Company (LDC)

November 27, 2006
franchise area. Many of these customers purchase the natural gas directly from the LDC. The revenue from the sale of the natural gas to individual customers is appropriately recorded on a gross basis.
There are a small number of customers (approximately 1,200) who purchase gas directly from a producer or marketer and sell it to the LDC. The gas is then integrated into the general supply portfolio and resold to the customer at the end-use location. These buy/sell arrangements are being phased out and account for about $2.7 million, or less than 0.2%, of total gas volumes purchased by the LDC, or 0.05% of total commodity costs of $5,728.4 million for fiscal 2005. Management concludes that these arrangements are not material and intends to remove the description of these arrangements from future Form 40-F filings.
26. United States Accounting Principles, page 47
6.	It appears your disclosures in footnote 6 on page 49 to the reconciling tables presented in note 26 is incomplete. Please amend your filing to provide the complete footnote disclosure.
We will comply as noted in our response to the first comment.
If you have any questions or comments, please contact me at (403) 231-5727 or Colin Gruending, Vice President and Controller at (403) 231-5919.
Yours truly,
/s/  Stephen J. Wuori
Stephen J. Wuori
SJW/cmb